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                                                                     Exhibit 2.1

[ACTEL LOGO]

                                  May 10, 2000

VIA FACSIMILE
(510) 623-4540

GateField Corporation
47436 Fremont Blvd
Fremont, CA  94538-6503
Attn:    Mr. Timothy Saxe
         President & Chief Executive Officer

Dear Tim:

     Actel Corporation ("Actel") hereby proposes to acquire GateField Corporation ("GateField") as follows:

     1. ACQUISITION. Actel believes it is in the best interests of Actel and GateField and their respective shareholders for Actel to acquire GateField (the "Acquisition").

     2. STATUTORY MERGER. The Acquisition will be structured as a statutory merger of GateField with and into Actel or, at the election of Actel, a triangular merger of GateField with and into a subsidiary of Actel or a reverse triangular merger of a subsidiary of Actel with and into GateField (the "Merger"). In the Merger, Actel will pay $5.25 cash for each outstanding share of GateField Common Stock.

     3. GATEFIELD OPTIONS. At the effective time of the Merger (the "Effective Time"), Actel will assume each GateField employee stock option ("GateField Option") then outstanding, which will thereafter be deemed to be an option to purchase, in lieu of the shares of GateField Common Stock previously subject to such option, that number of shares of Actel Common Stock equal to the product of
(a) the number of shares then subject to the GateField Option and (b) the Merger Exchange Ratio (rounded downward to the nearest whole share) at an exercise price per share equal to quotient of (x) the exercise price per share under the GateField Option and (y) the Merger Exchange Ratio (rounded upward to the nearest whole cent). The Merger Exchange Ratio will be determined by dividing
(A) $5.25 by (B) the average of the closing sale prices of Actel's Common Stock as reported by the Nasdaq National Market Service on the day of the joint public announcement by Actel and GateField of the Acquisition and the two days before and after such date. The vesting commencement date and vesting schedule for each GateField Option assumed in the Merger will remain the same. The assumption of GateField Options that are incentive stock options as defined in Section 422A(b) of the Code will be accomplished in a transaction to which Section 425(a) of the Code applies. Actel will (i) file with the SEC a new registration statement on Form S-8 relating to the GateField Options assumed in the Merger and the shares of Actel Common Stock to be issued upon their exercise or an amendment to its existing registration statement on Form S-8 to include such options and shares and (ii) use its best efforts to cause such new or amended registration statement to become effective as soon as practicable after the Effective Date.

     4. AGREEMENT. The parties will expeditiously and in good faith negotiate the terms and provisions governing the Acquisition, which will be contained in an Agreement and Plan of Merger (the "Agreement") providing for a scheduled closing on June 30, 2000, but in no event later than July 31, 2000 (the "Closing"). The terms and provisions of the Agreement will include, but not be limited to, the following:

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Mr. Timothy Saxe
GateField Corporation
May 10, 2000
Page 2

          (a) REPRESENTATIONS, WARRANTIES, AND COVENANTS. The usual and customary representations, warranties, and covenants made by parties to an acquisition of this nature.

          (b) CONDITIONS TO CLOSING. The conditions that must be satisfied before the parties are obligated to close, which will include (i) approval of the Agreement by GateField's shareholders; (ii) receipt of all necessary legal, regulatory, and other third-party approvals, authorizations, and clearances; (iii) no breach of the Agreement; and (iv) no statute, rule, or regulation, or action or other proceeding, or temporary restraining order, preliminary injunction, permanent injunction, or other order that materially and adversely affects the Merger or its consummation; and (iv) such other conditions precedent as may be mutually agreed upon by the parties.

          (d) VOTING AGREEMENT. Actel and Idanta Partners will agree to convert their GateField Preferred Stock into GateField Common Stock before the record date for approval of the Agreement by GateField's shareholders and to vote their shares of GateField Common Stock for approval of the Agreement.

     5. INVESTIGATION OF BUSINESS AND AFFAIRS. GateField will permit Actel and its representatives (including legal counsel, auditors, and advisors) to make a full and complete investigation of GateField and the business, financial condition, and affairs of GateField, and will give Actel and such representatives full access, at all times, to GateField's premises and to such books, records, personnel, information, contracts, and other documentation as Actel may reasonably request in connection with such investigation. GateField will furnish to Actel and such representatives such financial and operating data, and such other information with respect to GateField, as Actel may from time to time reasonably request. In connection therewith, Actel and such representatives will be privileged, after reasonable advance notice to GateField, to contract and communicate with GateField's independent agents, auditors, and other persons having dealings with GateField.

     6. CONFIDENTIALITY. Actel understands and agrees that all access, investigation, and contacts by Actel and its representatives will be conducted in such a manner as not to interfere unduly with the normal conduct of GateField's business, will be coordinated through GateField's President or his appointed designee, and will be subject to and in accordance with the terms and conditions of that certain Reciprocal Non-Disclosure Agreement dated as of September 15, 1998, between Actel and the Company (the "NDA").

     7. ANNOUNCEMENTS. Actel and GateField agree that, within five days after GateField executes this proposal, the parties will jointly make an appropriate announcement to the public regarding the Acquisition. Subject to each party's compliance with applicable law, neither party will issue any statement or communication to the public regarding the Acquisition without the consent of the other party, which consent will not be unreasonably withheld.

     8. CONDUCT OF BUSINESS. GateField will use its best efforts to preserve and maintain its assets and business, and will take no action or fail to take any action where such action or failure to act would not be in the normal and ordinary course of business.

     9. COSTS AND EXPENSES. Unless otherwise agreed, each party will bear its own costs and expenses in connection with the transactions contemplated hereby.

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Mr. Timothy Saxe
GateField Corporation
May 10, 2000
Page 3

     10. INTENTION OF THE PARTIES. This proposal does not contain all matters upon which agreement must be reached in order for the proposed Acquisition to be consummated, and therefore it does not constitute a binding commitment with respect to the proposed Acquisition. A binding commitment with respect to the proposed Acquisition will result only from the execution and delivery by Actel and GateField of the Agreement. Notwithstanding the foregoing, the provisions of paragraphs 5, 6, 7, 8, 9, 10, and 11 are agreed to be fully binding on the parties upon the execution and delivery of this proposal by GateField.

     11. TERMINATION. After this letter of intent has been executed by GateField, the agreements contained herein will remain in effect until (i) the Agreement is executed and delivered by both parties or (ii) this letter of intent is terminated by either party upon not less than three days' prior written notice. Upon termination, all rights and obligations of each party to the other will cease, except that the obligations under the NDA will survive such termination. Except for breaches of the NDA and for breaches of obligations prior to termination, each party acknowledges and agrees that it will have no rights against or liability to the other party as a result of the termination of this letter of intent.

     12. EXPIRATION. This proposal will be null and void if GateField does not accept it by delivery of an executed copy to Actel by the close of business on May 12, 2000.

     Please indicate your acceptance and approval of this proposal by executing it in the space below.

                                                   Very truly yours,

                                                   /s/ Fares N. Mubarak

                                                   Fares N. Mubarak
                                                   Vice President of Engineering


Accepted and agreed this 11th
day of May 2000.

         GATEFIELD CORPORATION

By:  /s/ Timothy Saxe
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Name:  TIMOTHY SAXE
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Title: PRESIDENT AND CEO
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